FILED PURSUANT TO
RULE 424 (b) (3)
REGISTRATION NO: 333-146959

STRATEGIC STORAGE TRUST, INC.

SUPPLEMENT NO. 12 DATED DECEMBER 22, 2010

TO THE PROSPECTUS DATED OCTOBER 28, 2009

This document supplements, and should be read in conjunction with, the prospectus of Strategic Storage Trust, Inc. dated October 28, 2009, Supplement No. 10 thereto dated October 14, 2010 and Supplement No. 11 thereto dated November 18, 2010. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose:

•	an update on the status of our offering;

•	a summary of our recent acquisitions; and

•	potential acquisitions of ten self storage facilities.

Status of Our Offering

We commenced the initial public offering of shares of our common stock on March 17, 2008. As of December 16, 2010, we have received aggregate gross offering proceeds of approximately $202.9 million from the sale of approximately 20.4 million shares in our initial public offering. As of December 16, 2010, approximately 89.6 million shares remained available for sale to the public under our initial public offering, including shares available under our distribution reinvestment plan. The initial public offering will not last beyond March 17, 2011. We also reserve the right to terminate the initial public offering at any time.

Our Recent Acquisitions

As of December 21, 2010, our self storage portfolio consists of 44 properties, comprising a total of approximately 30,900 units and approximately 3.9 million rentable square feet of self storage space. In addition, we own interests in 19 self storage properties comprising approximately 11,550 units and approximately 1.4 million rentable square feet.

The following descriptions for properties acquired since November 23, 2010 are hereby added to the “Our Self Storage Properties – Our Properties” section that begins on page 49 of the prospectus:

Toronto – Ontario, Canada

The Toronto property is an approximately 1,060-unit self storage facility that sits on approximately 4.7 acres and contains approximately 110,000 rentable square feet of self storage space, located at 4548 Dufferin Street, Toronto, Ontario – Canada. It was constructed in 1965 and converted to self storage in 2008. We purchased the Toronto property on November 23, 2010 for a purchase price of $14.15 million, plus closing costs and acquisition fees.

La Cienega – LA

The La Cienega – LA property is an approximately 770-unit self storage facility that sits on approximately 1.7 acres and contains approximately 87,000 rentable square feet of self storage space. The La Cienega – LA property is located at 12714 S. La Cienega Blvd., Hawthorne, California. It was

constructed in 2004. We purchased the La Cienega – LA property on December 16, 2010 for a purchase price of $13.1 million, plus closing costs and acquisition fees.

Our use of the La Cienega – LA property as a self storage facility is subject to a Conditional Use Permit granted by the Los Angeles County Department of Regional Planning which must be renewed six months prior to the current termination date in 2012. We have entered into agreements with the seller of the La Cienega – LA property whereby it is the seller’s responsibility to apply for and obtain approval of the permit renewal. If the renewal application is not approved, we may force the seller to repurchase the property from us on certain terms and conditions. As part of the permit renewal process and right to purchase, the seller has put $500,000 into an escrow account, which amounts may be withdrawn subject to certain conditions.

Long Beach

The Long Beach property is an approximately 830-unit self storage facility that sits on approximately 3.7 acres and contains approximately 87,000 rentable square feet of self storage space. The Long Beach property is located at 8150 E. Wardlow Road, Long Beach, California. It was constructed in 1999. We purchased the Long Beach property on December 16, 2010 for a purchase price of $12.9 million, plus closing costs and acquisition fees.

The Long Beach property is secured by a loan obtained by our operating partnership on December 20, 2010 from New York Mortgage Trust, Inc. for a total principal amount of $5.0 million (the “NYMT Loan”). The NYMT Loan is a short-term loan that is set to mature on January 31, 2011, but may be extended to March 31, 2011 under certain terms and conditions. We paid $175,000 in loan origination fees to the lender. The NYMT Loan bears a fixed interest rate of 10.0% per annum.

Las Vegas IV

The Las Vegas IV property is an approximately 540-unit self storage facility that sits on approximately 1.7 acres and contains approximately 81,600 rentable square feet and approximately 108,000 gross square feet. The Las Vegas IV property is located at 1120 South Las Vegas Boulevard, Las Vegas, Nevada. It was constructed in 1996. We purchased the Las Vegas IV property on December 21, 2010 for a purchase price of $6.875 million, plus closing costs and acquisition fees, which was paid using funds obtained from the NYMT Loan and net proceeds from our initial public offering.

Portfolio Summary

As of December 21, 2010, our self storage portfolio was comprised as follows:

State/Province	No. of Properties	Units	Sq. Ft. (net)
Alabama(1)	2	1,075	144,500
Arizona	4	1,970	242,850
California(1)	3	2,900	425,700
Florida	6	5,850	602,150
Georgia(1)	2	1,170	128,500
Illinois	4	2,475	370,400	(2)
Kentucky	5	2,800	401,000
Mississippi	1	600	66,600
Nevada	4	1,950	262,700

State/Province	No. of Properties	Units	Sq. Ft. (net)
New Jersey	3	2,900	250,900
Ontario, Canada	1	1,060	110,000
Pennsylvania	2	1,290	155,200
South Carolina	1	460	65,200
Tennessee	1	800	100,400
Texas(1)	4	3,100	479,500
Virginia	1	500	49,900

Total	44	30,900	3,855,500

(1)

Does not include any property where we own a minority interest, including the interests owned in the Montgomery County Self Storage, DST properties, the San Francisco Self Storage DST property, the Hawthorne property, the Self Storage I DST properties, the WP Baltimore Self Storage property and the Southwest Colonial, DST properties.

(2)	Includes approximately 85,000 rentable square feet of industrial warehouse/office space at the Chicago – Ogden Ave. property.

Below is a table summarizing each of our self storage facilities as of December 21, 2010.

Property	Acquisition Date	Year Built	Approx. Units	Approx. Sq. Ft. (net)	Physical Occupancy (%)(1)	% Climate Controlled(2)
Biloxi – MS	9/25/2008	1980/1984/1992	600	66,600	65.4%	12.2%
Gulf Breeze – FL	9/25/2008	1978/1982/2004	700	80,000	86.9%	61.0%
Manassas – VA	12/19/2008	1996/2000	500	49,900	80.9%	51.0%
Walton – KY	2/12/2009	1991	430	72,000	87.0%	0.5%
Crescent Springs – KY	2/12/2009	1999/2003	350	57,200	86.7%	0.6%
Florence – KY	2/12/2009	1996	520	81,800	94.4%	6.8%
Alpharetta – GA	6/1/2009	2003	670	76,500	75.0%	59.0%
Marietta – GA	6/1/2009	2006	500	52,000	79.1%	100.0%
Erlanger – KY	7/17/2009	1987	610	63,700	83.6%	2.3%
Florence II – KY	7/17/2009	1982/1995	890	126,300	77.6%	0.3%
Jersey City – NJ	8/21/2009	1985	1,090	91,500	68.7%	0.0%
Montgomery – AL	9/3/2009	1995/2004	600	94,600	73.6%	22.2%
Phoenix – AZ	9/4/2009	1974	520	38,750	54.3%	83.2%
Seabrook – TX	9/24/2009	2001-2003	680	78,000	88.0%	51.6%
Greenville – SC	9/24/2009	1948/1995	460	65,200	89.8%	66.0%
Kemah – TX	9/24/2009	1985/2005/ 1999/ 2002	1,300	239,000	85.3%	19.4%
Tallahassee – FL	9/24/2009	1979-1987	1,550	203,700	68.9%	2.9%
Memphis – TN	9/24/2009	1987/1994	800	100,400	82.2%	0.0%
Houston – TX	9/24/2009	1984/2005	480	73,300	77.1%	38.6%
Las Vegas – NV	9/24/2009	2006	520	66,000	69.5%	78.5%
Las Vegas II – NV	9/24/2009	1998	190	21,100	75.2%	33.2%
Pearland – TX	9/24/2009	2004/2005	640	89,200	85.0%	60.6%

Property	Acquisition Date	Year Built	Approx. Units	Approx. Sq. Ft. (net)		Physical Occupancy (%)(1)	% Climate Controlled(2)
Daphne – AL	9/24/2009	2000	475	49,900		56.5%	100.0%
Lake Forest – CA	9/24/2009	2003	1,300	251,700		85.3%	0.0%
Pittsburgh – PA	12/11/2009	1990	470	55,200		74.8%	15.2%
West Mifflin – PA	12/11/2009	1983	820	100,000		67.0%	20.2%
Fort Lee – NJ	2/24/2010	2000	990	98,000		85.9%	100.0%
Weston – FL	2/24/2010	2005	650	52,000		93.2%	100.0%
Gulf Breeze II – FL	3/10/2010	2004/2005	290	39,750		46.1%	72.9%
Mesa – AZ	4/9/2010	2002	570	75,600		77.5%	27.4%
Oakland Park – FL	4/16/2010	1987	1,620	104,000		86.9%	100.0%
Phoenix II – AZ	5/6/2010	1974	440	73,000		67.9%	0.0%
Tempe – AZ	5/6/2010	1973	440	55,500		73.5%	0.0%
Riverdale – NJ	5/14/2010	2007	820	61,400		50.9%	100.0%
Davie – FL	7/14/2010	1988	1,040	122,700		68.9%	100.0%
Chicago – 95th St. – IL	10/22/2010	2002	690	72,000		81.6%	20.3%
Chicago – Western Ave. – IL	10/22/2010	2004	590	59,000		64.8%	3.4%
Chicago – Ogden Ave. – IL	10/26/2010	2002	750	194,400	(3)	61.2%	3.0%
Las Vegas III – NV	10/29/2010	2005	700	94,000		65.7%	69.0%
Chicago – Roosevelt Rd. – IL	11/16/2010	2004	445	45,000		89.3%	8.0%
Dufferin – Toronto – Ontario, Canada	11/23/2010	1965/2008	1,060	110,000		58.6%	100.0%
La Cienega – LA – CA	12/16/2010	2004	770	87,000		80.6%	25.0%
Long Beach – CA	12/16/2010	1999	830	87,000		89.6%	80.0%
Las Vegas IV – NV	12/21/2010	1996	540	81,600		(4)	(4)
Total			30,900	3,855,500		76.4%	36.5%

(1)	Represents occupied square feet divided by total rentable square feet as of December 16, 2010.

(2)	Represents the percentage of rental square feet in climate-controlled units as of December 16, 2010.

(3)	Includes approximately 85,000 rentable square feet of industrial warehouse/office space.

(4)	Property was acquired after December 16, 2010.

The above physical occupancy includes acquisitions of lease-up properties, defined as properties that as of the acquisition date had physical occupancy of less than 60%; excluding those properties, the physical occupancy for the portfolio was 78.3% as of December 16, 2010.

Potential Acquisitions

From September 13, 2010 through December 22, 2010, we entered into purchase and sale agreements for ten additional self storage facilities in three states and Canada. We expect to close each of these acquisitions before the end of the first quarter of 2011. If we complete all of these acquisitions, we will wholly-own 54 self storage facilities located in 15 states (Alabama, Arizona, California, Florida, Georgia, Illinois, Kentucky, Mississippi, Nevada, New Jersey, Pennsylvania, South Carolina, Tennessee, Texas and Virginia) and Canada, comprising approximately 37,620 units and approximately 4.6 million rentable square feet.

The table below is an updated summary of our ten potential acquisitions:

Property	Date of Purchase and Sale Agreement	Acquisition Price	Year Built/ Converted	Approx. Units	Approx. Rentable Sq. Ft. (net)
El Paso – TX	9/13/10	$1,250,000	2010	260(1)	40,500(1)
SF Bay Area – Morgan Hill – CA	9/14/10	$6,290,000	1997	480	61,000
SF Bay Area – Vallejo – CA	9/14/10	$7,800,000	2001	860	75,000
SF Bay Area – San Lorenzo – CA	9/14/10	$2,850,000	2000	640	62,000
SF Bay Area – Gilroy – CA	9/14/10	$6,560,000	1999	610	63,500
Las Vegas V – NV	10/15/10	$4,600,000	1997	790	69,000
Mavis – Ontario – Canada	11/15/10	$5,500,000(2)	1963	1,070(3)	104,500(3)
Las Vegas VI – NV	11/24/10	$4,000,000	2006	740	94,000
London I – Ontario – Canada	12/22/10	$8,100,000(2)	2010	660	68,000
London II – Ontario – Canada	12/22/10	$7,580,000(2)	2009	610	57,000
Total		$54,530,000		6,720	694,500

(1)	Amount of units and square footage when construction is completed in early 2011.

(2)	Approximate price (excludes estimated conversion costs) based on Canadian/US conversion rate.

(3)	Amount of units and square footage when construction is completed in 2011.

Pursuant to the various purchase agreements, we would be obligated to purchase the various properties only after satisfactory completion of agreed upon closing conditions. We will decide whether to acquire the properties generally based upon:

•	satisfactory completion of due diligence on the properties and the sellers of the properties;
•	satisfaction of the conditions to the acquisitions in accordance with the various purchase agreements;
•	satisfaction of requirements relating to assumption of any loans; and
•	no material adverse changes relating to the properties, the sellers of the properties or certain economic conditions.

There can be no assurance that we will complete the acquisition of one or any of these properties. In some circumstances, if we fail to complete one of the acquisitions, we may forfeit our earnest money on such property.

Other properties may be identified in the future that we may acquire prior to or instead of these properties. Due to the considerable conditions to the consummation of the acquisition of these properties, we cannot make any assurances that the closing of these properties is probable.